Mail Stop 3010

June 25, 2009

Via U.S. Mail and Fax (717) 443-8479
Mr. Eldon D. Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
PO Box 707
Blakeslee, PA 18610

> RE: **Blue Ridge Real Estate Company**
> **Form 10-K for the period ended October 31, 2008**
> **Filed January 29, 2009**
> **File No. 0-02844**

Dear Mr. Dietterick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 20

1.   You disclose on page 5 that construction on four of the duplex buildings, comprised of eight units, has been completed in the Laurelwoods II community, and that three units had been sold as of October 31, 2008 and five were in inventory. You also disclose that construction of "Building J" in Boulder Lake Village, which is comprised of 18 condominium units, had been substantially completed, and that on December 29, 2008 the first unit was sold. Please specifically tell us your revenue recognition policy for the

sales of the Laurelwoods II and Boulder Lake Village units. Please provide us with an analysis of paragraph 37 of SFAS 66 in your response. Also, please tell us the terms of the sales, and tell us if any discounts or incentives (as disclosed on page 4) were provided; if so, please tell us how you accounted for them.

2.   We note that you recognize revenue from stumpage contracts at the time of contract execution. Please provide us with the terms of the stumpage contracts.

3.   Furthermore, please tell us how you account for costs related to timbering. Please specify the kinds of costs you incur and your accounting treatment for each type of cost.

4.   You disclose that you capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs. You also disclose on page 5 that due to the recent decline in the housing market nationwide, you are monitoring the progress of residential home sales within the northeast region and are moving ahead cautiously with real estate operations. In addition, you disclose on page 8 that effective July 1, 2008 management stopped accepting new construction contracts. Please tell us if you have assessed your capitalized development costs for impairment since it appears that there have been events or changes in circumstances that may indicate that the carrying amounts may not be recoverable. Similarly, please tell us if you performed an impairment analysis on your land improvements, buildings, and/or equipment. Please see SFAS 67 and SFAS 144 for reference.

Note 10 – Properties, page 32

5.   We note that you lease commercial property to Wal-Mart, Walgreens, and Jack in the Box; please quantify the amount of your investment in each of these properties and tell us if you have property leased to a single tenant on a long-term basis that exceeds 20% of your total assets.

Note 12 – Leases, page 33

6.   You disclose that you included all option years in the information disclosed on page 32 regarding minimum future rentals. Please clarify for us if the options for renewal are at your option or the option of the lessees. It is unclear to us if the future rental amounts included in your disclosure relate to noncancelable lease terms; please explain. For reference, please see SFAS 13.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant